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                     UNITED STATES               |       OMB APPROVAL          |
          SECURITIES AND EXCHANGE COMMISSION     |-----------------------------|
                 Washington, D.C. 20549          | OMB Number:        3235-0080|
                                                 | Expires:   February 28, 2009|
                        FORM 25                  | Estimated average burden    |
                                                 | hours per response..... 1.00|
                                                 |-----------------------------|

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 001-32361
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              METROPOLITAN HEALTH NETWORKS, INC. ("Metropolitan")
            and NYSE Arca, Inc. (formerly the Pacific Exchange, Inc.)
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)


     250 Australian Avenue South, Suite 400, West Palm Beach, Florida 33401,
                               Tel. (561) 805-8500
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       (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                     Common Stock, $.001 par value per share
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17CFR240.12d2-2(a)(1)

|_| 17CFR240.12d2-2(a)(2)

|_| 17CFR240.12d2-2(a)(3)

|_| 17CFR240.12d2-2(a)(4)


|_|   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X|   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Metropolitan (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

    January 24, 2007       By /s/ Roberto L. Palenzuela        General Counsel
  ---------------------      ----------------------------    -------------------
        Date                         Name                          Title


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(1)   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.